Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2019 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2019 First Quarter

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(6) increased 26.7% YoY in 1Q19 to $1.4 billion.
•	Adjusted Revenue(3) increased 25.0% YoY in 1Q19 to $170.1 million.
•	Adjusted Revenue(3) for Bus ticketing increased 48.9% YoY in 1Q19 to $16.1 million.
•	Adjusted Operating Loss(4) at $32.8 million in 1Q19 versus a loss of $52.3 million in 1Q18, an improvement of $19.5 million YoY.

Gurugram, India and New York, August 14, 2018 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal first quarter ended June 30, 2018.

“The strong financial performance during the quarter reflects our success in the ongoing pursuit of high business growth with continued cost optimization.” said Deep Kalra, Group Chairman and Group CEO. “By leveraging our multiple brands and introducing relevant product and technology innovations, we have been able to achieve greater loyalty from existing customers as well as welcome many first time internet users onto our booking platforms across India.”

(in thousands except EPS)	3 months Ended June 30, 2017	3 months Ended June 30, 2018	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue(2)	$192,056	$137,410
Air Ticketing	$41,325	$40,448
Hotels and Packages	$134,574	$76,278
Bus Ticketing	$13,001	$15,081
Others	$3,156	$5,603
Results from Operating Activities	$(67,996)	$(45,543)
Loss for the period	$(68,454)	$(51,231)
Diluted Loss per share	$(0.70)	$(0.50)
Financial Summary as per non-IFRS measures
Adjusted Revenue(3)	$141,214	$170,089	20.4%	25.0%
Air Ticketing	$45,613	$54,398	19.3%	23.9%
Hotels and Packages	$81,263	$93,839	15.5%	19.8%
Bus Ticketing	$11,182	$16,056	43.6%	48.9%
Others	$3,156	$5,796	83.7%	90.6%
Adjusted Operating Loss(4)	$(52,328)	$(32,791)
Adjusted Net Loss(5)	$(52,096)	$(38,158)
Adjusted Diluted loss per share(5)	$(0.53)	$(0.37)
Operating Metrics
Gross Bookings(6)	$1,149,640	$1,416,356	23.2%	26.7%
Air Ticketing	$649,966	$804,739	23.8%	27.3%
Hotels and Packages	$374,351	$424,054	13.3%	16.0%
Bus Ticketing	$125,323	$187,563	49.7%	55.5%
Number of flight segments / room nights / bus tickets
Air Ticketing – Flight segments(9)	7,835	9,171	17.1%
Hotels and Packages – Room nights(8)	5,800	6,746	16.3%
Standalone Hotels Online(7) – Room nights	5,497	6,494	18.1%
Bus Ticketing – Travelled tickets	9,671	14,894	54.0%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(3)

Represents IFRS revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty programs costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(4)	Results from operating activities excluding employee share-based compensation costs, and amortization of acquisition related intangibles.
(5)	Profit (Loss) for the period excluding employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense.
(6)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(7)	Standalone Hotels - Online include Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(8)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(9)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (9) above. Reconciliations of IFRS financial measures to non-IFRS financial measures, and operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2019 first quarter. As of June 30, 2018, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Change in Significant accounting policies, Operating Segment and Non-IFRS Financial Measure:

•	Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”). We have reviewed the new standard and has concluded that application of the new standard does not have a material impact on the consolidated results except for reclassification effects within the consolidated statement of profit or loss and other comprehensive income (loss) with respect to customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

•	Change in Operating Segment

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” segment was included under the “Other” segment. Effective April 1, 2018, we have changed the composition of our operating segments which has resulted in “Bus Ticketing” now being reported as a separate segment. Following this change in the composition of its reportable segments, we have restated the corresponding items of segment information for the fiscal first quarter 2018.

•	Change in Non-IFRS Financial Measure

In the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue less Service costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue after adding back promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty programs costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provides to our customers. The impact of this change on the comparative numbers for the previous period is not material and accordingly, the numbers for the previous period have not been adjusted. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS Financial Measure to the most directly comparable IFRS Financial measure (revenues), see “— About Non-IFRS Financial Measures” elsewhere in this release.

Fiscal 2019 First Quarter Financial Results

Revenue. We generated revenue of $137.4 million in the quarter ended June 30, 2018. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 wherein promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated. The revenue for the quarter ended June 30, 2017 stood at $192.1 million.

Adjusted Revenue. Our Total Adjusted Revenue increased by 20.4% (25.0% in constant currency) to $170.1 million in the quarter ended June 30, 2018 from $141.2 million in the quarter ended June 30, 2017, primarily as a result of a 19.3% (23.9% in constant currency) increase in our Adjusted Revenue - air ticketing, a 15.5% (19.8% in constant currency) increase in our Adjusted Revenue - hotels and packages, a 43.6% (48.9% in constant currency) increase in our Adjusted Revenue - bus ticketing and increase in our Adjusted Revenue -Other. Adjusted Revenue also includes promotion expenses of $92.4 million in the quarter ended June 30, 2018 and $9.3 million in the quarter ended June 30, 2017, recorded as a reduction of revenue.

For further information and a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS financial measure (Revenue), see “— About Non-IFRS Financial Measures” and “Reconciliation of IFRS to NON-IFRS Financial Measures” elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2017	2018	2017	2018	2017	2018	2017	2018		2017	2018
	(Amount in USD thousands)
Revenue as per IFRS	41,325	40,448	134,574	76,278	13,001	15,081	3,156	5,603		192,056	137,410
Add: Promotion expenses recorded as a reduction of revenue	4,288	13,950	5,046	74,822	—	3,408	—	193		9,334	92,373
	45,613	54,398	139,620	151,100	13,001	18,489	3,156	5,796		201,390	229,783
Less: Service cost as per IFRS	—	—	58,357	57,261	1,819	2,433	—	—	(1)	60,176	59,694	(1)
Adjusted Revenue	45,613	54,398	81,263	93,839	11,182	16,056	3,156	5,796		141,214	170,089

______________

(1)Loyalty program cost excluded from service cost amounting to $670 thousands (June 30, 2017: Nil) relating to “Others” and included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business was $40.4 million in the quarter ended June 30, 2018 post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Revenue from air ticketing business in the quarter ended June 30, 2017 was $41.3 million.

Adjusted Revenue from our air ticketing business increased by 19.3% (23.9% in constant currency) to $54.4 million in the quarter ended June 30, 2018, from $45.6 million in the quarter ended June 30, 2017. Adjusted Revenue - air ticketing includes promotions expenses of $14.0 million in the quarter ended June 30, 2018 and $4.3 million in the quarter ended June 30, 2017, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotions expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 23.8% (27.3% in constant currency) driven by 17.1% increase in the number of air ticketing flight segments year over year. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 6.8% in the quarter ended June 30, 2018 as against 7.0% in the quarter ended June 30, 2017.

Hotels and Packages. Revenue from our hotels and packages business was $76.3 million in the quarter ended June 30, 2018 post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Revenue from our hotels and packages business in the quarter ended June 30, 2017 was $134.6 million. Our Adjusted Revenue – hotels and packages increased by 15.5% (19.8% in constant currency) to $93.8 million in the quarter ended June 30, 2018 from $81.3 million in the quarter ended June 30, 2017. Adjusted Revenue - hotels and packages includes promotions expenses of $74.8 million in the quarter ended June 30, 2018 and $5.0 million in the quarter ended June 30, 2017, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotions expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 13.3% (16.0% in constant currency) driven by 16.3% increase in the number of hotels room-nights year over year. Adjusted Revenue margin has improved from 21.7% in the quarter ended June 30, 2017 to 22.1% in the quarter ended June 30, 2018 driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Bus Ticketing. Revenue from our bus ticketing business was $15.1 million in the quarter ended June 30, 2018 post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Revenue from our bus ticketing business in the quarter ended June 30, 2017 was $13.0 million. Adjusted Revenue from our bus ticketing business increased by 43.6% (48.9% in constant currency) to $16.1 million in the quarter ended June 30, 2018 from $11.2 million in the quarter ended June 30, 2017. Adjusted Revenue - bus ticketing includes promotions expenses of $3.4 million in the quarter ended June 30, 2018 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotions expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 49.7% (55.5% in constant currency) driven by 54.0 % increase in the number of bus tickets travelled year over year. Adjusted Revenue margin was 8.6% in the quarter ended June 30, 2018 and 8.9% in the quarter ended June 30, 2017.

Other Revenue. Our other revenue in the quarter ended June 30, 2018 was $5.6 million post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Our other revenue in the quarter ended June 30, 2017 was $3.2 million. Our Adjusted Revenue - Other increased to $5.8 million in the quarter ended June 30, 2018 from $3.2 million in the quarter ended June 30, 2017. This increase was primarily due to an increase in facilitation fees from travel insurance. Adjusted Revenue - other includes promotion expenses of $0.2 million in the quarter ended June 30, 2018 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotions expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses decreased by 9.6% to $27.0 million in the quarter ended June 30, 2018 from $29.8 million in the quarter ended June 30, 2017 mainly due to higher share based compensation costs in the quarter ended June 30, 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of Adjusted Revenue decreased by 2.2%.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 58.0% to $55.9 million in the quarter ended June 30, 2018 post adoption of IFRS 15 on April 1, 2018, from $133.0 million in the quarter ended June 30, 2017. Including promotion expenses of $92.4 million in the quarter ended June 30, 2018 and $9.3 million in the quarter ended June 30, 2017 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses increased by 4.6% year over year to $149.0 million. Marketing and sales promotion expenses primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, at $149.0 million are lower than the Total Adjusted Revenue of $170.1 million in the quarter ended June 30, 2018 compared to being at $142.4 million and total Adjusted Revenue of $141.2 million as reported in the quarter ended June 30, 2017. The details of expenses in the nature of marketing and sales promotion is as follows:

	For the three months ended June 30
	2017	2018
Marketing and sales promotion expenses as per IFRS	133,021	55,929
Promotion expenses recorded as a reduction of revenue	9,334	92,373
Certain loyalty program costs related to Others revenue	—	670

Other Operating Expenses. Other operating expenses increased by 11.4% to $33.0 million in the quarter ended June 30, 2018 from $29.6 million in the quarter ended June 30, 2017, primarily due to an increase in payment gateway charges in line with the growth in our business in the quarter ended June 30, 2018.

Depreciation and Amortization. Our depreciation and amortization expenses decreased to $6.7 million in the quarter ended June 30, 2018 from $7.4 million in the quarter ended June 30, 2017.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $45.5 million in the quarter ended June 30, 2018 as compared to a loss of $68.0 million in the quarter ended June 30, 2017. Excluding the effects of our employee share-based compensation costs, and amortization of acquisition related intangibles for the first quarter of both fiscal years 2019 and 2018, we would have recorded an operating loss of $32.8 million in the quarter ended June 30, 2018 as compared with an operating loss of $52.3 million in the quarter ended June 30, 2017.

Net Finance Income (Cost). Our net finance cost was $5.4 million in the quarter ended June 30, 2018 as compared to a net finance income of $0.2 million in the quarter ended June 30, 2017, primarily due to the increase in net foreign exchange loss in quarter ended June 30, 2018 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2018 was $51.2 million as compared to a loss of $68.5 million in the quarter ended June 30, 2017. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense for the first quarter of both fiscal years 2019 and 2018, we would have recorded a net loss of $38.2 million in the quarter ended June 30, 2018 and a net loss of $52.1 million in the quarter ended June 30, 2017.

Diluted Loss per share. Diluted loss per share was $0.50 for the quarter ended June 30, 2018 as compared to diluted loss per share of $0.70 in the quarter ended June 30, 2017. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense for the first quarter of both fiscal years 2019 and 2018, diluted loss per share would have been $0.37 in the quarter ended June 30, 2018, compared to diluted loss per share of $0.53 in the quarter ended June 30, 2017.

Liquidity. As of June 30, 2018, the balance of cash and cash equivalents and term deposits on our balance sheet was $355.9 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended June 30, 2018 beginning at 7:30 a.m. EDT on August 14, 2018. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 9158097. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-(855)-859-2056 and using passcode 9158097. A one month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the principal. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on Adjusted Revenue, which is a non-IFRS financial measure calculated as revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty programs costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal, as it believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its packages business where it is the principal and is similar to the revenue on a “net” basis for its air ticketing, hotels and bus ticketing business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), share of loss of equity-accounted investees, and income tax expense) provide investors and analysts a representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "will," "project," "seek," "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans.  Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated June 20, 2018, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 55,000 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2018	As at June 30, 2018
Assets
Property, plant and equipment	13,690	12,384
Intangible assets and goodwill	1,147,517	1,085,279
Trade and other receivables, net	1,929	2,042
Investment in equity-accounted investees	16,316	16,035
Other investments	6,170	5,956
Term deposits	165	127
Non-current tax assets	24,476	24,928
Other non-current assets	14,607	13,229
Total non-current assets	1,224,870	1,159,980
Inventories	596	223
Contract assets	—	882
Current tax assets	25	31
Trade and other receivables, net	56,386	64,710
Term deposits	202,170	196,872
Other current assets	92,542	77,049
Cash and cash equivalents	187,647	158,894
Assets held for sale	1,220	1,152
Total current assets	540,586	499,813
Total assets	1,765,456	1,659,793
Equity
Share capital	52	52
Share premium	1,960,691	1,973,843
Reserves	3,232	928
Accumulated deficit	(515,850)	(564,835)
Share based payment reserve	78,804	75,103
Foreign currency translation reserve	31,705	(23,854)
Total equity attributable to equity holders of the Company	1,558,634	1,461,237
Non-controlling interests	298	173
Total equity	1,558,932	1,461,410
Liabilities
Loans and borrowings	424	352
Employee benefits	3,721	3,673
Contract liabilities	—	61
Deferred revenue	91	—
Deferred tax liabilities, net	115	103
Other non-current liabilities	2,201	1,923
Total non-current liabilities	6,552	6,112
Loans and borrowings	228	198
Trade and other payables	181,430	115,221
Contract liabilities	—	61,216
Deferred revenue	1,262	—
Other current liabilities	17,052	15,636
Total current liabilities	199,972	192,271
Total liabilities	206,524	198,383
Total equity and liabilities	1,765,456	1,659,793

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30,
	2017	2018
Revenue
Air ticketing	41,325	40,448
Hotels and packages	134,574	76,278
Bus ticketing	13,001	15,081
Other revenue	3,156	5,603
Total revenue	192,056	137,410
Other income	12	3
Service cost
Procurement cost of hotels and packages services	58,357	57,261
Other cost of providing services	1,819	3,103
Personnel expenses	29,821	26,961
Marketing and sales promotion expenses	133,021	55,929
Other operating expenses	29,599	32,984
Depreciation and amortization	7,447	6,718
Result from operating activities	(67,996)	(45,543)
Finance income	795	1,436
Finance costs	563	6,803
Net finance income (costs)	232	(5,367)
Share of loss of equity-accounted investees	(651)	(286)
Loss before tax	(68,415)	(51,196)
Income tax expense	(39)	(35)
Loss for the period	(68,454)	(51,231)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Equity instruments at FVOCI - net change in fair value	—	(214)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	1,277	(55,567)
Net change in fair value of available-for-sale financial assets	372	—
	1,649	(55,567)

Other comprehensive income (loss) for the period, net of tax	1,649	(55,781)
Total comprehensive loss for the period	(66,805)	(107,012)
Loss attributable to:
Owners of the Company	(68,184)	(51,087)
Non-controlling interests	(270)	(144)
Loss for the period	(68,454)	(51,231)
Total comprehensive loss attributable to:
Owners of the Company	(66,532)	(106,860)
Non-controlling interests	(273)	(152)
Total comprehensive loss for the period	(66,805)	(107,012)
Loss per share (in USD)
Basic	(0.70)	(0.50)
Diluted	(0.70)	(0.50)
Weighted average number of shares (including Class B Shares)
Basic	97,426,641	102,504,731
Diluted	97,426,641	102,504,731

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(2,090)	2,090	—	—	—	—	—
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	(513,760)	78,804	31,705	1,558,634	298	1,558,932
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	(51,087)	—	—	(51,087)	(144)	(51,231)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(55,559)	(55,559)	(8)	(55,567)
Equity instruments at FVOCI - net change in fair value	—	—	(214)	—	—	—	(214)	—	(214)
Total other comprehensive income (loss)	—	—	(214)	—	—	(55,559)	(55,773)	(8)	(55,781)
Total comprehensive income (loss) for the period	—	—	(214)	(51,087)	—	(55,559)	(106,860)	(152)	(107,012)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	9,163	—	9,163	27	9,190
Issue of ordinary shares on exercise of share based awards	—	13,152	—	—	(12,852)	—	300	—	300
Transfer to accumulated deficit on expiry of share based awards	—	—	—	12	(12)	—	—	—	—
Total contributions by owners	—	13,152	—	12	(3,701)	—	9,463	27	9,490
Balance as at June 30, 2018	52	1,973,843	928	(564,835)	75,103	(23,854)	1,461,237	173	1,461,410

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2017	2018
Loss for the period	(68,454)	(51,231)
Adjustments for non-cash items	19,981	21,593
Change in working capital	22,410	(4,691)
Net cash generated from (used in) operating activities	(26,063)	(34,329)
Net cash generated from (used in) investing activities	(34,469)	4,637
Net cash generated from (used in) financing activities	326,139	9
Increase (decrease) in cash and cash equivalents	265,607	(29,683)
Cash and cash equivalents at beginning of the period	101,704	187,647
Effect of exchange rate fluctuations on cash held	(388)	930
Cash and cash equivalents at end of the period	366,923	158,894

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2017	2018	2017	2018	2017	2018	2017	2018		2017	2018
Revenue as per IFRS(1)	41,325	40,448	134,574	76,278	13,001	15,081	3,156	5,603		192,056	137,410
Add: Promotion expenses recorded as a reduction of revenue	4,288	13,950	5,046	74,822	—	3,408	—	193		9,334	92,373
	45,613	54,398	139,620	151,100	13,001	18,489	3,156	5,796		201,390	229,783
Less: Service cost as per IFRS	—	—	58,357	57,261	1,819	2,433	—	—	(2)	60,176	59,694	(2)
Adjusted Revenue	45,613	54,398	81,263	93,839	11,182	16,056	3,156	5,796		141,214	170,089

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 wherein promotion expenses have been recorded as a reduction of revenue.  We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)	Loyalty program cost excluded from service cost amounting to USD 670 (June 30, 2017: Nil) relating to “Others” and included in marketing and sales promotion expenses.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30
(Unaudited)	2017	2018
Results from operating activities as per IFRS	(67,996)	(45,543)
Add: Employee share-based compensation costs	11,989	9,190
Add: Acquisition related intangibles amortization	3,679	3,562
Adjusted Operating Profit (Loss)	(52,328)	(32,791)

Reconciliation of Adjusted Net Loss	For the three months ended June 30
(Unaudited)	2017	2018
Profit (Loss) for the period as per IFRS	(68,454)	(51,231)
Add: Employee share-based compensation costs	11,989	9,190
Add: Acquisition related intangibles amortization	3,679	3,562
Add: Share of loss of equity-accounted investees	651	286
Add: Income tax expense	39	35
Adjusted Net Loss	(52,096)	(38,158)
Adjusted Earnings (Loss) per share
Diluted	(0.53)	(0.37)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30
(Unaudited)	2017	2018
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(0.70)	(0.50)
Add: Employee share-based compensation costs	0.12	0.09
Add: Acquisition related intangibles amortization	0.04	0.03
Add: Share of loss of equity-accounted investees	0.01	0.01
Add: Income tax expense	*	*
Adjusted Diluted Earnings (Loss) per share	(0.53)	(0.37)

* Less than $0.01.

(Unaudited)	For the three months ended June 30, 2018
	Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	19.3%	15.5%	43.6%	83.7%	20.4%
Impact of Foreign Currency Translation	4.6%	4.3%	5.3%	6.9%	4.6%
Constant Currency Growth	23.9%	19.8%	48.9%	90.6%	25.0%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA (Unaudited)

	For the three months ended June 30,
	2017	2018
	(in thousands, except percentages)
Number of flight segments / room nights / bus tickets
Air ticketing - Flight segments	7,835	9,171
Hotels and packages - Room nights	5,800	6,746
Standalone hotels online – Room nights	5,497	6,494
Bus ticketing - Travelled tickets	9,671	14,894

Adjusted Revenue
Air ticketing	$45,613	$54,398
Hotels and packages	81,263	93,839
Bus ticketing	11,182	16,056
Other	3,156	5,796
	$141,214	$170,089
Gross Bookings
Air ticketing	$649,966	$804,739
Hotels and packages	374,351	424,054
Bus ticketing	125,323	187,563

Adjusted Revenue margins
Air ticketing	7.0%	6.8%
Hotels and packages	21.7%	22.1%
Bus ticketing	8.9%	8.6%